

Mail Stop 3561

February 1, 2018

Joey Parsi
President
Giggles N' Hugs Inc.
3222 Galleria Way
Glendale, CA 91210

      Re: Giggles N' Hugs Inc.
             Amendment No. 1 to Registration Statement on Form S-1
             Filed January 9, 2018
             File No. 333-220302

Dear Mr. Parsi:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 28, 2017 letter.

Executive Compensation, page 61

1. Please update your executive and director compensation to reflect data for the last completed fiscal year. Refer to Question 117.05 of the Compliance and Disclosure Interpretations for Regulation S-K.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3859 with any questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor
Office of Transportation and Leisure

cc: Mark Abdou
Libertas Law Group, Inc.